September 16, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Melissa Walsh
Stephen Krikorian
Edwin Kim
Barbara C. Jacobs

Re:	Ping Identity Holding Corp.
Registration Statement on Form S-1 (File No. 333-233421)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between September 9, 2019 and the date hereof, approximately 2,700 copies of the Preliminary Prospectus dated September 9, 2019 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Washington, D.C. time, on Wednesday, September 18, 2019 or as soon thereafter as practicable, or at such other time thereafter as the Company or its counsel, Kirkland & Ellis LLP request by telephone that such Registration Statement be declared effective.

[Signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
BOFA SECURITIES, INC.

As representative of the Underwriters listed in Schedule 1 of the Underwriting Agreement

By:	Goldman Sachs & Co. LLC

By:	/s/ William D. Connolly III
	Name:	William D. Connolly III
	Title:	Managing Director

By:	BofA Securities, Inc.

By:	/s/ Michael Liloia
	Name:	Michael Liloia
	Title:	Director

Signature Page to Ping Identity Holding Corporation Acceleration Request